[redacted]

08028106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 28 2008
503

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slavic Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1075 Broken Sound Parkway, N.W. Suite 100
(No. and Street)

Boca Raton (City) Florida (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Slavic and/or Dan Carlen 561-241-9244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – if individual, state last, first, middle name)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida, 33308-4610
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Slavic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slavic Investment Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANELLE P. SEYMOUR
MY COMMISSION # DD 664115
EXPIRES: August 17, 2011
Bonded Thru Notary Public Underwriters

Signature

JOHN J. SLAVIC
PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLAVIC INVESTMENT CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2007

AND INDEPENDENT AUDITORS' REPORT

SLAVIC INVESTMENT CORPORATION
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007
AND FOR THE YEAR THEN ENDED

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 15, 2008

INDEPENDENT AUDITORS' REPORT

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Slavic Investment Corporation as of December 31, 2007 and the related statements of income/(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slavic Investment Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$275,283
Cash reserve for the exclusive benefit of customers	270,113
Concessions receivable	76,316
Prepaid expenses	75
TOTAL ASSETS	$621,787

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 12,092
Payable to customers	257,118
Commissions payable	1,374
Total Liabilities	270,584
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value; 300,000 shares authorized, issued, and outstanding	3,000
Additional paid-in capital	223,870
Retained earnings	124,333
Total Stockholders' Equity	351,203
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$621,787

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Concessions	$410,790	
Other income	47,865	
Total Revenues		$458,655
EXPENSES		
Commissions	36,398	
Consulting fees	91,480	
Office services – Related party	300,000	
Licenses, taxes and registration fees	24,857	
Professional fees	5,500	
Dues and subscriptions	970	
Total Expenses		459,205
NET LOSS		$ (550)

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES - January 1, 2007	$2,880	$ 870	$124,883	$128,633
Issuance of Common Stock	120			120
Capital Contributions		223,000		223,000
Net Income/(Loss)			(550)	(550)
BALANCES - DECEMBER 31, 2007	$3,000	$223,870	$124,333	$351,203

The accompanying notes are an integral part of these financial statements.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)		$ (550)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
Increase in cash reserve for the exclusive benefit of customers	$(270,113)	
Increase in concessions receivable	(10,142)	
Decrease in prepaid expenses	175	
Decrease in accounts payable and accrued expenses	(62,754)	
Increase in payable to customers	257,118	
Decrease in commissions payable	(511)	
Total Adjustments		(86,227)
NET CASH USED IN OPERATING ACTIVITIES		(86,777)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net payments from affiliated companies	29,000	
Capital contributions	223,000	
Proceeds from issuance of common stock	120	
NET CASH PROVIDED BY FINANCING ACTIVITIES		252,120
NET INCREASE IN CASH		165,343
Cash - Beginning of Year		109,940
Cash - End of Year		$275,283

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Slavic Investment Corporation (the "Company") is a registered general securities broker/dealer. The Company's business consists of executing mutual fund transactions, life insurance annuities and cash net lease limited partnerships on an application way method for its customers. In addition, for certain customers, the Company is a fully disclosed introducing broker/dealer.

REVENUE RECOGNITION

Revenues and the related commission expense generated from customers purchasing of mutual funds, life insurance contracts and cash net lease limited partnerships are recorded on the settlement date.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH RESERVE FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $270,113 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - RELATED PARTY TRANSACTIONS

The stockholders of the Company are also stockholders of Slavic Mutual Funds Management Corporation ("SMF"), a registered investment advisor. Substantially all concession revenues result from the purchase of mutual funds on behalf of the clients of SMF.

The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also at times utilize the investment advisor services of SMF.

Also, the Company has an agreement with SIA to pay them for various overhead expenses including rent and general and administrative expenses, which totaled $300,000 in 2007.

Consulting fees in the amount of $91,480 were paid to certain stockholders in 2007.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2007, the Company's net capital was $324,192, compared with the required minimum net capital of $250,000. Under the Rule, aggregate indebtedness may not exceed 1500% of net capital. At December 31, 2007, the Company's ratio of aggregate indebtedness amounted to 83% of net capital.

NOTE 5 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis with SunGard Investment Products, Inc./Mid-Atlantic Capital Corporation who clear trades for the Company and certain customers who are participants in employee benefit plans. Clearing deposits are not required.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution in Boca Raton, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 in each institution. At December 31, 2007, the Company had an uninsured cash balance of $339,953.

NOTE 7 - RETIREMENT PLAN

In accordance with Section 414 of the Internal Revenue Code, the Company is considered part of a controlled group for 401(k) Plan purposes. Therefore, the Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan. Participants may contribute 1% to 15% of their compensation. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution. The Company, as part of the controlled group matches 50% of the elected employee deferrals up to 6% of compensation. For the year ended December 31, 2007, the Company contributed $1,069 to the Plan.

NOTE 8 - INCOME TAXES

At December 31, 2007, the Company had an available net operating loss carryforward of approximately $975, which will expire in 2026.

NOTE 9 - STOCK OPTIONS

On September 1, 1998, incentive stock options to purchase 72,000 shares at par value of $.01 were granted to certain employees of the Company. Previously, 60,000 shares were exercised, and on July 2, 2007, the remaining incentive stock options of 12,000 shares were exercised.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total stockholders' equity qualified for net capital	$351,203
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	351,203
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	
Concessions receivable	26,936
Prepaid expenses	75
Total Non-Allowable Assets	27,011
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	324,192
HAIRCUTS ON SECURITIES	0
NET CAPITAL	324,192
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$ 74,192
AGGREGATE INDEBTEDNESS:	
Accounts payable	$269,210
Commissions payable	1,374
Total Aggregate Indebtedness	$270,584
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.83 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2007)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$332,181
Audit adjustments	(7,989)
NET CAPITAL PER ABOVE	$324,192

SLAVIC INVESTMENT CORPORATION
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company had no liability subordinated to claims of general creditors as of January 1, 2007. In addition, there were none in existence during the year ended December 31, 2007 and, accordingly, there are no changes to report.

SLAVIC INVESTMENT CORPORATION
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

During the year, the Company did not hold customer securities. The funds are held in a reserve bank account for the exclusive benefit of customers. The Company reimburses 12b-1 fees to customers.

SLAVIC INVESTMENT CORPORATION
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

CREDIT BALANCES	
Payable to customers – 12b-1 fee reimbursements	$257,118
DEBIT BALANCES	0
RESERVE COMPUTATION	
Excess of total credits over total debits	$257,118
Computation permitted on a monthly basis, 105% of excess of total credits over total debits	$269,973
Amount held on deposit in reserve bank account for the exclusive benefit of customers	$270,112

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 15, 2008

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Slavic Investment Corporation

In planning and performing our audit of the financial statements of Slavic Investment Corporation (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

END